

January 18, 2023

Gregory Monahan
Chief Executive Officer
LEGATO MERGER CORP. II
777 Third Avenue, 37th Floor
New York, New York 10017

> **Re: LEGATO MERGER CORP. II**
> **Amendment No. 4 to Registration Statement on Form S-4/A**
> **Filed January 5, 2022**
> **File No. 333-267393**

Dear Gregory Monahan:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our January 3, 2023 letter.

Amendment No. 4 to Registration Statement on Form S-4/A filed January 5, 2023

3. Business Combinations, page 52

1. We note your response to our comment number 3 and additional clarification provided in the telephonic conversation with the Staff on January 17, 2023. Please confirm that the accretion that results in the subsequent change in the carrying amount of the claim from the present value treatment on Day 1 is due to the basis difference that arose as a result of the difference between the fair value of the claim recognized and underlying proportional interest in the carrying amount of the claim on American Bridge's books.

Legato II and Southland Executive and Director Compensation ..., page 161

2.   Please update the compensation disclosure to include compensation for fiscal year ended December 31, 2022.

    You may contact Ameen Hamady at 202-551-3891 or Shannon Menjivar at 202-551-3856 if you have questions regarding comments on the financial statements and related matters. Please contact Benjamin Holt at 202-551-6614 or David Link at 202-551-3356 with any other questions.

                                    Sincerely,

                                    Division of Corporation Finance
                                    Office of Real Estate & Construction

cc: Jeffrey M. Gallant